FORM OF LEGAL OPINION AND CONSENT OF COUNSEL ON TAX MATTERS

[LAW FIRM LETTERHEAD]
January 28, 2015
Calvert Government Fund
The Calvert Fund
4550 Montgomery Avenue, Suite 1125N
Bethesda, Maryland 20814
Calvert Short Duration Income Fund
The Calvert Fund
4550 Montgomery Avenue, Suite 1125N
Bethesda, Maryland 20814

Re:	Reorganization of Calvert Government Fund into Calvert Short Duration Income Fund, each a series of The Calvert Fund
Ladies and Gentlemen:
You have asked for our opinion as to certain Federal income tax consequences of the transaction described below.
Parties to the Transaction
Calvert Government Fund (“Target Fund”) and Calvert Short Duration Income Fund (the “Acquiring Fund”), are series of The Calvert Fund, a Massachusetts business trust.
Description of Proposed Transaction
In the proposed transaction (the “Reorganization”), Acquiring Fund will acquire all of the assets of Target Fund in exchange for shares of Acquiring Fund of equivalent value. Target Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in Target Fund, in complete redemption of all outstanding shares of Target Fund, and promptly thereafter will proceed to dissolve.
Scope of Review and Assumptions
In rendering our opinion, we have reviewed and relied upon the Agreement and Plan of Reorganization between The Calvert Fund, with respect to Acquiring Fund and The Calvert Fund, with respect to Target Fund (the “Reorganization Agreement”) dated as of January 28, 2015, which is enclosed as Exhibit A in proxy materials to be dated on or about February 11, 2015 and to be submitted to the Securities and Exchange Commission on or about February 2, 2015, which describes the proposed transaction, and on the information provided in such proxy materials. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization. We further assume that the transaction will be carried out in accordance with the Reorganization Agreement.

Calvert Government Fund
Calvert Short Duration Income Fund
January 28, 2015

Representations
Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of Target Fund and Acquiring Fund, and we have without independent verification relied upon such representations in rendering our opinions.
Discussion
One of the prerequisites for a tax-free reorganization under the Internal Revenue Code is that the transaction represent a continuity of the business enterprise of the acquired entity. As interpreted by the Treasury in regulations, and in accordance with court decisions, continuity of business enterprise is present if the acquiring entity either continues the business of the acquired entity or uses a substantial portion of the acquired entity’s historic assets in its own business. The regulations, and private letter rulings in the area issued by the Internal Revenue Service, suggest that the latter test is met if the acquiring fund uses at least one third of the historic assets of the target fund in the business of the acquiring fund. The Acquiring Fund has represented that it will continue to hold historic business assets of Target Fund in an amount equal to at least one third of the assets in Target Fund’s portfolio held as of the Closing Date for use in Acquiring Fund’s business as an open-end investment company. In making this determination, dispositions of any of such historic business assets that the Acquiring Fund makes in the ordinary course of business and which are independent of the Reorganization (i.e., dispositions made in response to changes in market conditions or in the outlook for a particular security or that are generally consistent with the historic turnover rate of the Target Fund) shall not be taken into account.
Opinions
Based on and subject to the foregoing, and on our examination of the legal authority we have deemed to be relevant, we have the following opinions, all of which are not entirely free from doubt for the reason above stated:

1.
The transfer of all of the assets of the Target Fund in exchange for Class A, Class C and Class I shares of the Acquiring Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of the corresponding class of Target Fund shares in liquidation of the Target Fund will constitute a “reorganization” within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Acquiring Fund and the Target Fund will each be “a party to the Reorganization” within the meaning of §368(b) of the Code.

2.	No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Target Fund solely in exchange for Acquiring Fund shares.

3.
No gain or loss will be recognized by the Target Fund upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares, or upon the distribution (whether actual or constructive) of such Acquiring Fund shares to the shareholders of the Target Fund in exchange for their Target Fund shares.

4.	No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of their Target Fund shares for Acquiring Fund shares in liquidation of the Target Fund.

Calvert Government Fund
Calvert Short Duration Income Fund
January 28, 2015

5.
The aggregate tax basis of Acquiring Fund shares received by each shareholder of the Target Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares received by each shareholder of the Target Fund will include the period during which the Target Fund shares exchanged therefor were held by such shareholder (provided the Target Fund shares were held as a capital asset on the date of the Reorganization).

6.
The tax basis of the assets of the Target Fund acquired by the Acquiring Fund will be the same as the tax basis of those assets to the Target Fund immediately prior to the Reorganization, and the holding period of the assets of the Target Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Target Fund.

7.
The Acquiring Fund will succeed to and take into account the capital loss carryovers of the Target Fund described in section 381(c) of the Code. The Acquiring Fund will take any such capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Sections 8(d) and 9(d) of the Reorganization Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to the use of our name and any reference to our firm in such Registration Statement or in the prospectus/proxy statement constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Very truly yours,